United States securities and exchange commission logo





                             December 21, 2021

       Gregory D. Johnson
       Chief Executive Officer and Co-President
       O   Reilly Automotive, Inc.
       233 South Patterson Avenue
       Springfield, Missouri 65802

                                                        Re: O   Reilly
Automotive, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 000-21318

       Dear Mr. Johnson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 26

   1. Please tell us your consideration of reporting revenue by product and services, or groups of similar products and
services, such as undercar hard parts and appearance and
                                                        accessories, pursuant
to ASC 280-10-50-40.
 Gregory D. Johnson
FirstName LastNameGregory    D. Johnson
O   Reilly Automotive, Inc.
Comapany21,
December  NameO   Reilly
              2021        Automotive, Inc.
December
Page 2    21, 2021 Page 2
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Policies
Litigation accruals, page 53

2. It appears based on your disclosure that you only accrue for litigation losses that are material. Please tell us and revise your disclosure to clarify that your litigation accrual policy is in accordance with ASC 450-20-25-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding the comments.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services